November 19, 2009 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3010 Washington, DC 20549-6010 Attn: Karen J. Garnett, Assistant Director

Re:	Accretive Health, Inc.
Registration Statement on Form S-l
Filed September 29, 2009
File No. 333-162186
Dear Ladies and Gentlemen:
          On behalf of Accretive Health, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2009. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated October 30, 2009, from Karen J. Garnett, Assistant Director of the SEC, to Mary A. Tolan, Founder, President and Chief Executive Officer of the Company (the “Comment Letter”).
          For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
General

1.	Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared by Fitch Ratings and reports published by the Centers for Medicare and Medicaid Services. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily.

	Response:	The Company is supplementally providing the Staff with the requested supporting materials, including information on the materials’ public availability.

U.S. Securities and Exchange Commission
November 19, 2009

The Company respectfully requests that, upon the completion of its review of the supplemental materials provided with this letter, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933 to WilmerHale, 60 State Street, Boston, Massachusetts 02109, Attention: Melanie Goins.

2.	The forepart of your prospectus contains jargon and technical industry terminology. We note the following as examples only:

• revenue cycle management services

• end-to-end technology

• clinical and operational outcomes

• revenue cycle staff

• charge capture

• individual steps in the revenue cycle continuum

• reduced payor denials

• turnkey technology

This type of industry jargon may not be readily understood by investors that are not familiar with your company or your industry. Please revise to explain such concepts in clear, plain language. Refer to Rule 421(d)(2)(ii) of Regulation C.

	Response:	The Company has revised the prospectus in response to the Staff’s comment.

3.	We note the reference in your Use of Proceeds section to the preferred stock liquidation. Please revise the prospectus to include, under an appropriate heading, a more detailed description of the preferred stock and the liquidation, and identify the holders of the preferred stock individually or as a group. If preferred stock is held by a related party, please include a discussion of the liquidation in the Related Person Transactions section of the prospectus or tell us why you believe additional disclosure is not required.

	Response:	The Company has revised pages 26 and 109 of the prospectus in response to the Staff’s comment.

U.S. Securities and Exchange Commission
November 19, 2009

Prospectus Summary
Overview, page 1

4.	We note that your current disclosure under the Overview subheading is almost identical to your disclosure under the same subheading in the Business section. In addition, some of the information in the Overview is conveyed again in other portions of your summary. Item 503 of Regulation S-K expressly requires your summary to be brief. Please revise to provide a more concise overview of your business and eliminate unnecessary repetition within the prospectus summary.

	Response:	The Company has revised the disclosure under the Overview headings of the Prospectus Summary and Business section in response to the Staff’s comment.

5.	We note your statement in the third paragraph that services provided by your competition “address only a portion of the revenue cycle.” We also note disclosure on page 4 that you believe hospitals employing your services have increased the percentage completion of emergency in-patient admission profiles to “nearly 100%.” Please provide us with independent, third-party support for these and similar statements throughout the prospectus. If you do not have third-party support, please revise to clarify that these statements constitute your believe and tell us the basis for your belief.

	Response:	The Company bases its statement that the services provided by its competitors address only a portion of the revenue cycle on feedback from customers with experience with such competitors, and on the Company’s own research. The Company bases its statement concerning the percentage of non-emergency in-patient admissions with complete information profiles on its own internal analyses. The Company has revised pages 1, 63 and 69 of the prospectus in response to the Staff’s comment.

6.	We note your disclosure on page 2 that your customers historically achieved net revenue yield improvements between 400 to 600 basis points within 18 to 24 months of implementing your program. Please revise to discuss in greater detail how you determine what percentage of yield improvements are specifically attributable to the services that you provide.

	Response:	The Company has revised pages 1, 35 and 64 of the prospectus in response to the Staff’s comment.

U.S. Securities and Exchange Commission
November 19, 2009

The Accretive Health Solution, page 4

7.	The information in the first two paragraphs of this heading generally is repeated in the bullet points that follow the third paragraph. Please revise to provide a more concise summary of your “solution.”

	Response:	The Company has revised pages 2 and 3 of the prospectus in response to the Staff’s comment.
Summary Consolidated Financial Data, page 8

8.	Explain to us why your pro forma financial data as of June 30, 2009, does not give effect to the stock split as described on page 7.

	Response:	The Company has not determined details regarding the stock split that will be effected prior to the offering. Because the balance sheet data presented on page 8 of the prospectus do not reflect any per share amounts, the balance sheet data will not be affected by the stock split. Therefore, such pro forma financial data need not specifically give effect to the stock split.
Risk Factors, page 12

9.	Please review your risk factors and eliminate those generic risks applicable to any public company. As an example, we note the risk factor beginning at the bottom of page 18 regarding disruptions you may experience resulting from future acquisitions, which appears to apply to any company. Alternatively, please revise such risk factors to demonstrate risks specific to your business.

	Response:	The Company has revised pages 17, 23 and 24 of the prospectus in response to the Staff’s comment. Specifically, the Company eliminated the risk factors under the following captions:

• We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results or financial condition.

• We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance matters.

• If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock

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price and trading volume could decline.

• Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Risks Related to Our Business and Industry
We may not be able to maintain or increase our profitability..., page 12

10.	Refer to the bulleted list under this risk factor subheading. To the extent these are material risks to your business, please break out each one into a separate risk factor, each with its own subheading, and specifically discuss the risk to your business posed by each factor. If you have already provided separate risk factors for these items, please remove them from the bullet point list.

	Response:	The Company has revised page 11 of the prospectus to remove the bulleted items in response to the Staff’s comment.
Our master services agreement with Ascension Health..., page 13

11.	The risks you face as a result of the fee structure under the agreement with Ascension Health appear to be separate and distinct from the risk you face as a result of restrictions on your ability to pursue contracts with other customers. Please revise to discuss these items in a separate risk factor.

	Response:	The Company has revised page 12 of the prospectus in response to the Staff’s comment.
Regulatory Risks
The healthcare industry is heavily regulated..., page 19

12.	Refer to the fourth sentence of this risk factor. Please revise to remove the first part of this sentence, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

	Response:	The Company has revised page 17 of the prospectus in response to the Staff’s comment.

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November 19, 2009

If we fail to comply with federal and state laws..., page 20

13.	We note that your customers may terminate your agreements in the event that you violate various federal and state laws described under this subheading. Please revise to discuss this risk separately.

	Response:	The Company has revised the risk factor on page 13 of the prospectus under the caption “If we are unable to retain our existing customers, our financial condition will suffer” in response to the Staff’s comment.
Industry and Market Data, page 28

14.	With regard to the industry and market data, please explain to us in your response how you confirmed that the data reflects the most recent available information.

	Response:	The Company is familiar with the various available sources of data related to its business and industry. In situations where the Company has become aware of more recent available data that is materially different, the Company has used the more recent data in its disclosures.
Dividend Policy, page 30

15.	We note your disclosure under the Liquidity and Capital Resources subsection of the MD&A that you plan to secure financing to cover your operating needs beyond the next 12 months. Please explain whether you anticipate that your planned loan arrangement will contain restrictions on your ability to fund dividend payments and, if so, briefly describe such restrictions. Refer to 201(c)(1) of Regulation S-K.

	Response:	The Company has revised page 59 of the prospectus in response to the Staff’s comment.
Capitalization, page 31

16.	As cash and cash equivalents do not represent part of your capitalization, please clarify in the narrative that the table sets forth your cash and cash equivalents and capitalization as of June 30, 2009. In addition, please revise your table to exclude the cash and cash equivalents amount from your calculation of total capitalization.

	Response:	The Company has revised pages 28 and 29 of the prospectus in response to the Staff’s comment.

U.S. Securities and Exchange Commission
November 19, 2009

17.	Please clarify how the filing of a restated certificate of incorporation will impact your pro forma as adjusted amounts. In addition, tell us why you believe the issuance of common stock to FT Partners is factually supportable and describe the contractual arrangements in place that guarantee this transaction upon closing of the initial public offering.

	Response:	The Company has revised page 28 of the prospectus in response to the Staff’s comment. FT Partners has confirmed to the Company that it has elected to receive half (up to a maximum of $1,000,000) of its fee for the firm-commitment portion of the offering in the form of shares of the Company’s common stock, and the balance in cash. Once an estimated price range and size of the offering has been determined, the Company will include in the preliminary prospectus additional detail regarding the number of shares to be issued to FT Partners.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 39

18.	We note the disclosure under “Results of Operations” on page 51, which identifies the primary financial and non-financial metrics management monitors in evaluating your business performance. Please expand your Overview section to describe management’s evaluation and analysis of these factors as they relate to your performance.

	Response:	The Company has revised page 36 of the prospectus in response to the Staff’s comment.
Net Services Revenue, page 40

19.	Please revise to disclose for the most recent fiscal year the percentage of your net services revenues derived from each of the sources identified: base fees; incentive payments; and other revenue sources.

	Response:	The Company has revised page 36 of the prospectus in response to the Staff’s comment.

20.	Please provide a more detailed description of your base and incentive fee arrangements. Clarify whether base fees are determined based on fixed amounts, billable time, or some other arrangement. We note that incentive payments are governed by the terms of your customer contracts; however, please provide a general description of how your incentive fees are structured. Finally, describe more specifically your arrangements to share cost savings with your customers.

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November 19, 2009

Response:	The Company has revised page 36 of the prospectus in response to the Staff’s comment.
Cost of Services page 40

21.	Please revise to explain why you are obligated to pay salaries and benefits of the customers’ employees engaged in revenue cycle activities. Also, please describe in more detail your employees engaged in revenue cycle activities other than the infused management, which you have discussed under a separate heading.

	Response:	The Company has revised page 37 of the prospectus in response to the Staff’s comment.

22.	We note your discussion of the impact of various government regulations on your business prospects in the Risk Factors section and also your extensive listing of various regulations impacting your business beginning on page 80. Please disclose how these regulations contribute to your cost of services, if material. Discuss how continued compliance may affect your ongoing costs.

	Response:	Regulatory compliance costs are included in the Company’s selling, general and administrative expenses. The Company has revised page 38 of the prospectus in response to the Staff’s comment.
Application of Critical Accounting Policies and Use of Estimates, page 41
Share Based Compensation Expense, page 44
Initial Stock Issuance and Protection Warrant Agreement, page 44

23.	Refer to the second paragraph on page 45. Pursuant to the Protection Warrant Agreement, we note that the company granted Ascension Health the right to purchase common stock of the company. We further note that the costs associated with these purchase rights were accounted for as a reduction in base fee revenues. Please tell us your basis in GAAP to support your presentation of these costs given that Ascension Health did not provide services and it holds a 5% ownership interest in the company.

	Response:	Warrants issued under the Protection Warrant Agreement represent compensation to Ascension Health for providing the Company with an operating laboratory where it can improve and refine its revenue cycle operations. The Company accounts for the compensation costs in accordance with the guidance in Accounting Standards Codification (“ASC”) 505-50 (formerly Emerging Issues Task Force Issue (“EITF”)

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No. 96-18), which indicates that the costs associated with the equity transaction should be accounted for in the same manner as if the costs were paid in cash, and ASC 605-50 (formerly EITF No. 01-9), which indicates that the costs of incentives provided to a customer should be recorded as a reduction of revenue.
Determination of Fair Value
May 19, 2009 Fair Value Determination, page 51

24.	In prior periods we note that you equally weighted the results under the market approach and the income approach. In May 2009, we understand that you began determining enterprise value by weighting the income approach at 67% and the market approach at 33%. Please clarify your reasoning for giving greater credence to the income approach in subsequent periods.

	Response:	The Company has revised page 48 of the prospectus in response to the Staff’s comment.

25.	Upon including the estimated initial public offering price in your document, please expand your disclosures to discuss the factors contributing to the difference between your latest fair value determination and the initial public offering price. In addition, tell us what consideration was given to disclosing the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price.

	Response:	Upon including the estimated initial public offering price in the Registration Statement, the Company will expand its disclosures concerning fair value of its stock to discuss the factors contributing to the difference between the latest fair value determination and the estimated initial public offering price. Such disclosure will include the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price.
Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2009
Operating Margin, page 53

26.	Please revise the second bullet point to describe in more detail the increase in “services margin.” Explain the reason for the increase and explain what this term measures. Provide similar disclosure as applicable in the other periods reported.

U.S. Securities and Exchange Commission
November 19, 2009

Response:	The Company has revised pages 51 and 54 of the prospectus in response to the Staff’s comment. The Company has expanded the definition of net services revenue on page 36 of the prospectus to identify the major sources of net services revenue.
Liquidity and Capital Resources, page 60

27.	Please expand your disclosure to discuss the credit and liquidity risks you may face related to the collectability of your receivables as well as your customer financing activities, which you discuss on page 42.

	Response:	The Company has revised page 58 of the prospectus in response to the Staff’s comment. The credit that the Company extends to its customers is in the form of allowable payment delay, the extent of which is based on the Company’s analysis of their creditworthiness. Due to the fact that a majority of the Company’s customers are hospitals, it does not believe it faces material collectibility risks.
Future Capital Needs, page 61

28.	We note that you may rely on financing to satisfy your contractual obligations and liquidity requirements beyond the next 12 months. We also note that you are negotiating a $15 million line of credit. Please revise to discuss the impact on your business if you are unable secure the line of credit or other third-party financing and discuss the likely alternatives for satisfying your capital needs and commitments. Refer to Item 303(a)(1) of Regulation S-K.

	Response:	The Company secured this line of credit effective September 30, 2009. The Company has revised page 59 of the prospectus in response to the Staff’s comment.
Business, page 64

29.	Please revise to disclose the material terms of your customer agreements.

	Response:	The Company has revised page 76 of the prospectus in response to the Staff’s comment.
The Accretive Health Solution, page 67

30.	Improving Claims Filing and Third-Party Payor Collections (page 68). Please revise your disclosure to explain in greater detail how your time allocation techniques and

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algorithms for your customer’s employees improve the likelihood that patient services will be reimbursed.

Response:	The Company has revised pages 68 and 69 of the prospectus in response to the Staff’s comment.
Customers, page 75

31.	We note the disclosure on page 13 indicating that several of your customers account for 10 percent or more of net services revenues. Please revise to identify each of your customers that accounts for 10 percent or more of revenues and disclose the portion of your 2008 revenues attributed to each of those customers. Refer to Item 101(c)(vii) of Regulation S-K.

	Response:	In response to the Staff’s comment, the Company has revised page 11 of the prospectus to identify each Ascension Health affiliate that accounted for 10% or more of the Company’s net services revenue in the year ended December 31, 2008 and to disclose the portion of 2008 revenue attributable to each.

The Company has not identified the customer, which is not affiliated with Ascension Health, that accounted for 10.6% of the Company’s total net services revenue in the year ended December 31, 2008. Item 101(c)(1)(vii) of Regulation S-K does not require the identity of a 10% customer to be disclosed unless the loss of such customer would have a material adverse effect on the registrant. The Company does not believe that the loss of this customer would have a material adverse effect on the Company because:

• this customer represents a declining percentage of the Company’s net services revenue and represented less than 10% of total net services revenue in the nine months ended September 30, 2009;

•     the financial terms of the managed service contract between the Company and this customer are not as favorable to the Company as its managed services contacts with other current or prospective customers;

•     the Company believes that its long-term growth is limited more by the availability of top talent than by constraints in market demand for its service offerings and that, therefore, the loss of this customer would free up Company resources to pursue other, potentially more

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lucrative, customer relationships; and

•     in contrast to its customer relationships with Ascension Health affiliates, where the loss of one customer could have an effect on the Company’s relationships with other Ascension Health affiliates, this customer is a “freestanding” relationship and the Company does not believe its loss would have any effect on the Company’s relationships with other customers.

Technology Development, page 77

32.	We note that you occasionally supplement your in-house technology development team with independent contractors to diversify and improve your IP applications. Please revise to describe your retained intellectual property rights, if any, pertaining to the work product of such independent contractors.

	Response:	The Company has revised page 77 of the prospectus in response to the Staff’s comment.
Intellectual Property, page 86

33.	Please expand your disclosure in this section to describe the specific protections you have for each of your proprietary tools that is material to your operations. For example, we note the description of your proprietary software suite on page 79.

	Response:	The Company has revised page 85 of the prospectus in response to the Staff’s comment.

34.	We note that you license some of the software used in your business. If these licenses are material to your operations, please describe the license agreement in more detail, state whether your license is exclusive, and file the agreements as exhibits to the registration statement.

	Response:	The Company advises the Staff that none of the licenses related to the software used in its business are material to its operations.

35.	Please revise to include a description of your exclusive right to use certain revenue cycle methodologies, tools, and technology, which you acquired in exchange for a warrant issued to a consulting firm. We note the disclosure on page 45 of the MD&A section. Disclose the material terms of this agreement, including the expiration date and any royalties or other payments due to the licensor.

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November 19, 2009

Response:	The Company advises the Staff that the use of this technology is no longer material to its business and therefore does not believe that further disclosure about the license terms is necessary.
Legal Proceedings, page 87

36.	Please expand your current disclosure to address any pending regulatory proceedings in addition to litigation.

	Response:	The Company has revised page 86 of the prospectus in response to the Staff’s comment.
Management
Director Compensation, page 94

37.	Please add narrative disclosure in this section to explain why Mr. Shultz received the compensation identified on the table. Refer to 402(k)(3) of Regulation S-K.

	Response:	The Company has revised pages 93 and 94 of the prospectus in response to the Staff’s comment.
Compensation Discussion and Analysis, page 95
Base Salaries, page 96

38.	Please revise to discuss the specific individual objectives, if any, that the compensation committee considered in base salary increases in 2008. Refer to Item 402(b)(2)(vii) of Regulation S-K.

	Response:	The Company has revised page 96 of the prospectus in response to the Staff’s comment.
Annual Cash Incentive Bonuses, page 97

39.	Please describe how the financial performance targets were derived and discuss in more detail the actual performance of each executive relative to the targets. Include in such revised disclosure a discussion of how the committee determined the specific percentage of base salary for each executive used to set the bonus award. Please also revise your disclosure to include a more in-depth discussion of the committee’s decision to award special cash bonuses.

U.S. Securities and Exchange Commission
November 19, 2009

	Response:	The Company has revised pages 96 and 97 of the prospectus in response to the Staff’s comment. The Company notes for the Staff that it does not set bonus targets as percentages of base salary, but rather at stated dollar amounts.

Summary Compensation Table, page 100

40.	Please revise to clarify whether the amounts shown in the “Bonus” column reflect the special cash bonus awards. If not, please revise your CD&A to describe these awards and update the table to include the special cash bonuses.

	Response:	The Company has revised page 99 of the prospectus in response to the Staff’s comment.

Related Person Transactions, page 106

41.	We note your disclosure in the Risk Factors section regarding provisions in your master agreement with Ascension that restrict your ability to pursue other customers in certain circumstances. Please expand on such restrictions in this section and also disclose whether this agreement is comparable to agreements you have secured with unaffiliated customers.

	Response:	The Company has revised pages 12 and 106 of the prospectus in response to the Staff’s comment.

Principal and Selling Shareholders, page 113

42.	We note that an entity currently holding your common stock will make a distribution to certain directors and executive officers prior to the closing of the public offering. Please tell us why you did not include that entity in the ownership table.

	Response:	The entity referred to was organized as a vehicle for certain directors and executive officers of the Company to invest in the Company. The entity was formed to consolidate voting power of the Company while the Company remained private. The entity was not formed for the purpose of avoiding compliance with the securities laws, and each investor in the entity would have been eligible under the securities laws to invest directly in the Company. The entity, which is a limited liability company, was formed with the expectation that it would distribute its shares to its members prior to the Company’s IPO. The entity intends to complete such distribution before preliminary prospectuses are made available to prospective investors in the IPO, at which time all share ownership in the

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prospectus would have reflected the distribution. In order to provide the most transparent disclosure possible, and to avoid confusion among potential investors who read both the initial Form S-1 filing (available on EDGAR) and the preliminary prospectus, the ownership table in the initial Form S-1 filing was presented as if that distribution had been completed.

43.	Please note that, pursuant to Item 403(b) of Regulation S-K, the beneficial ownership information must be provided as of the most recent practicable date. Please update your disclosure to reflect ownership as of the most recent fiscal quarter or a later date.

	Response:	The Company has updated the Principal and Selling Stockholders table as of September 30, 2009 in response to the Staff’s comment.

44.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.

	Response:	The Company advises the Staff that, based on information provided to it by those stockholders that may be selling stockholders, none are registered broker-dealers or affiliates of broker-dealers. In the event that any selling stockholders are registered broker-dealers or affiliates of broker-dealers, the Company will disclose such information in a future filing.

Underwriting, page 127

45.	Please revise your disclosure to explain how the over-allotment shares will be allocated among you and the selling shareholders, including an explanation of how a partial exercise of such over-allotment will be allocated.

	Response:	When determined, prior to printing preliminary prospectuses, the Company will revise the prospectus to describe the allocation of the over-allotment shares among the Company and the selling shareholders, including in connection with any partial exercise of the underwriters’ over-allotment option.

Financial Statements

Balance Sheet, page F-3

46.	Please explain why accounts receivable and revenue continued to increase while allowance for doubtful accounts decreased for the periods presented.

U.S. Securities and Exchange Commission
November 19, 2009

	Response:	The increase in accounts receivable is principally due to the addition of new customers and resulting increase in revenue. There has been no significant deterioration in the aging of customer balances. The Company’s allowance for doubtful accounts is based on a quarterly review and analysis of the outstanding invoices comprising each customer’s balance.

At December 31, 2007, the majority of the allowance for doubtful accounts related to a single invoice issued to one customer. This collectibility issue was resolved in the Company’s favor during 2008 and the customer paid the outstanding invoice amount. No other significant collectability issues have arisen in the Company’s history that have required a significant allowance for doubtful accounts. The Company’s billing and payment terms under its managed service contracts with customers generally require quarterly advance billing of base fees with payment terms of net 15 days. The Company currently believes that its risk of bad debt is low and that the current reserve balance is fairly stated based on the most recent Company’s collectability review as well as its historical experience.

47.	Tell us what consideration was given to providing a pro forma balance sheet (excluding the effects of the offering proceeds) presented alongside the historical balance sheet to give effect to the change in capitalization.

	Response:	The Company has not yet determined the size of the stock split that will be effected prior to the offering. When such details are finalized, the Company will include pro forma balance sheet data giving effect to the resulting changes in capitalization.

Consolidated Statements of Operations, page F-4

48.	Tell us your consideration of Rule 4-08(K) of Regulation S-X as it relates to the disclosure of related party revenues and expenses on the face of your income statement.

	Response:	Ascension Health does not have significant influence on the Company’s management or operational policies and, as of December 31, 2008 and September 30, 2009, owned less than 10% of the Company’s voting shares and thus was not considered a principal owner of the Company. Accordingly, the Company does not believe that Ascension Health is a related party based on ASC 850-10 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 57, paragraph 24f) and has

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concluded that the disclosure of related party revenues and expenses on the face of the income statement pursuant to Rule 4-08(k) of Regulation S-X is not required.

Consolidated Statements of Cash Flows, page F-7

49.	Please tell us how you determined that “Customer Incentive Advances” should be classified as an investing activity as oppose to an operating activity.

	Response:	The item identified as a “Customer Incentive Advance” was a loan to a customer with defined repayment terms. This loan was given to the customer to fund the customer’s liquidity during the time period in which the Company undertook the collection of the customer’s dormant accounts receivable balances. As such, the Company treated the loan activity and subsequent repayments as an investing activity based on the guidance in ASC 230-10 (formerly SFAS No. 95). The Company has updated its statements of cash flow to refer to this instrument as a note receivable.

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

50.	We note that the company’s managed service contracts generally allow for adjustments to base fee revenues. To the extent these adjustments are deemed to be material, tell us what consideration was given in disclosing the amount of such adjustments for each period.

	Response:	In many instances, an adjustment to base fee revenues is necessary due to changes in the scope of services for revenue cycle operations which are subsequently agreed upon with the customer. Other adjustments to base fee revenues result from clarifications regarding the Company’s contractual responsibility for reimbursement of certain costs incurred by customers. In these types of situations, the adjustments may increase or decrease base fee revenues with corresponding adjustments to cost of services. The adjustments to base fee revenues as a percentage of net revenues individually and in aggregate have ranged from (3.0%) to 0.9% during the fiscal quarters and fiscal years from January 1, 2006 through September 30, 2009. The Company believes that the changes in revenue are not qualitatively material to potential investors, particularly given the Company’s ongoing growth in revenues. Furthermore, after considering the corresponding adjustments to cost of services, the impact of all such

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adjustments on operating results in a given fiscal quarter or fiscal year has not been quantitatively material to the Company’s consolidated financial results, either individually or in the aggregate. As a result, disclosures regarding such adjustments have not been made in the consolidated financial statements. The Company believes that base fee revenue adjustments, when they occur, represent changes in estimates and therefore are recognized once the amount is probable and estimable.

51.	Further to our previous comment, we note that revenue is not recognized until the amounts are fixed or determinable. Given adjustments to the base fee could occur at 90, 180 or 360 days after the contract commences, tell us and consider disclosing how you determine when you meet the revenue criteria for a fixed or determinable amount.

	Response:	The Company’s base fee revenues are agreed upon with the customer and the managed service contracts between the Company and its customers include the computation of base fee revenues, which are based on the specific customer’s historical costs for revenue cycle operations. Accordingly, the base fee revenue is considered to be fixed and determinable at the time the contract is signed and revenue recognition subsequently begins when the Company commences providing services.

As discussed in the response to the comment 50, there may be subsequent adjustments to base fee revenues that could occur at 90, 180 or 360 days after the contract commences to reflect changes in the scope of revenue cycle services provided which are subsequently agreed upon with the customer as well as clarifications regarding responsibility for certain costs of revenue cycle operations. The Company believes that base fee revenue adjustments, when they occur, represent changes in estimates and therefore are recognized once the amount is probable and estimable.

52.	We note that if a quarterly calculation of the incentive payment indicates that the cumulative benefits have decreased, the company will recognize a reduction in revenue. If the decrease in revenue exceeds the amount previously paid by the customer, the excess is recorded as deferred revenue. Given that revenue for incentive payments are recognized once the calculation is finalized and collectability is reasonably assured, it is unclear of why revenue needs to be adjusted. Please advise. To the extent that benefits have decreased, explain to us the company’s financial obligations, if any, to the customer.

	Response:	The Company’s managed service contracts specify that the incentive payment for a particular quarter is calculated by applying the contractual

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gain share percentage to the increase in the customers’ cumulative net patient revenue yield as defined in the contracts over the customers’ cumulative net patient revenue yield at the end of the previous quarter. The revenue for the incentive payment recognized during the quarter is the difference between the cumulative gain share revenue as of the end of the current quarter and the cumulative gain share revenue as of the end of the previous quarter. This methodology is in accordance with the Company’s managed service contracts with its customers.

In certain quarters and with certain customers, the cumulative gain share revenue as of the end of the quarter may be less than the cumulative gain share revenue as of the end of the previous quarter. The Company’s customer contracts require that any negative gain share amount for a quarter is carried forward and applied against the incremental gain share revenue calculated in the subsequent quarters. The Company is not required to refund any gain share payments made by the customers. As the negative gain share amount will be carried forward and adjusted against the increase in gain share revenue in subsequent quarters, the Company records an adjustment to decrease revenue during the quarter to reflect the decline in cumulative gain share revenue. Since cash is not paid out by the Company, the decrease in revenue which is recorded results in an increase to deferred revenue. The Company believes that this accounting fairly represents the gain share arrangement with the customers whereby the cumulative gain share revenue recognized by the Company in its financial statements reflects the impact of the cumulative change in the customers’ net patient revenue yield as defined in the underlying customer contract.

53.	Clarify whether an increase in the cumulative benefits as a result of the incentive payment quarterly calculation would represent a corresponding increase in revenue.

	Response:	An increase in the cumulative benefit as a result of the quarterly calculation would result in an increase in the Company’s gain share revenue. The Company has revised page F-9 of the prospectus in response to the Staff’s comment.

54.	Based on the disclosures on page 107, we note that as part of your managed service contracts you assume responsibility for the payroll and benefit costs associated with hospital employees conducting revenue cycle activities as well as supply your own employees on the hospital’s premises. Clarify how salaries of your workers and the hospital’s employees are considered in your financial statements. In this regard, are the

U.S. Securities and Exchange Commission
November 19, 2009

salaries of certain workers included as revenue under these contracts and if so, is it on a gross or net basis pursuant to EITF 99-19.

Response:	The payroll and benefit costs of the individuals performing the revenue cycle activities at a customer’s facility are recorded as cost of services. The accounting treatment is the same for both the Company’s employees and the customer’s employees for whom the Company has assumed responsibility.

The Company believes that gross revenue reporting is appropriate primarily because the base fee revenues are fixed and specified in the managed services contract and separate from the payroll and benefit costs reimbursed to the customers. Additionally, the Company has full responsibility to fulfill its obligations under the managed service contracts and the Company has the risks or rewards that come with its determination of how it chooses to fulfill these services. This is evidenced by the following factors:

•     The Company is the primary obligor in the managed service contracts. As noted above, the Company actively determines how the revenue cycle processes are managed in order to deliver the services in the most cost effective way and improve its service margins. At times, the Company adds new processes and/or employees at the hospitals (whether or not they are the customer’s employees or the Company’s own employees) in order to implement actions that will increase the hospitals net patient revenue yield and, therefore, the Company’s incentive payment. In situations when additional resources are necessary, the Company is required to provide additional resources or to require hospital personnel to work overtime (each of which requires additional costs to be incurred by the Company). The amount of the base fee is fixed and does not change regardless of these additional efforts.

•     The Company directly manages the customer’s employees engaged in revenue cycle activities. This includes determining the employees’ job responsibilities including scope and assignments and the employees’ performance management and reward structure. For example, the customer’s employees perform revenue cycle management activities not only for the customer that processes their payroll but also for other customers of the Company. The Company is responsible for managing and measuring the performance of the

U.S. Securities and Exchange Commission
November 19, 2009

customer’s employees including deciding on promotions, performance based rewards and terminations.

Note 10 - Stockholders’ Equity, page F-17

Warrants, page F-19

55.	We note that you issued stock warrants to Ascension Health pursuant to a Supplemental Warrant Agreement, which allowed Ascension Health the right to purchase up to 446,190 shares of the company’s common stock based upon the achievement of specified milestones relating to its sales and marketing assistance. It appears that you measured this share-based payment transaction using the fair value of these stock warrants issued. Please tell us and expand your disclosure to discuss how you determined the measurement date in determining the fair value in accordance with EITF 96-18.

	Response:	Per the terms of the Supplemental Warrant Agreement, there is no performance commitment required by Ascension Health as defined in ASC 505-50 (formerly EITF No. 96-18). Accordingly, the measurement date for the stock warrants is the date at which Ascension Health’s performance is complete. Ascension Health’s sales and marketing assistance is complete on the date that the Company and a third-party customer for which Ascension Health provided sales and marketing assistance execute a managed service contract. The Company has revised page F-19 and expanded the disclosure regarding measurement date for these stock warrants.

56.	We note the Protection Warrant Agreement granted certain anti-dilution rights in the event the customer’s ownership percentage declined as the result of the issuance of share equivalents by the Company. Tell us how you considered the guidance in SFAS 133, EITF 00-19 and EITF 07-5 in accounting for this warrant agreement.

	Response:	The warrants issued under the Protection Warrant Agreement comprise share-based compensation measured and recognized in accordance with ASC 718 (formerly SFAS No. 123(R)). The Company does not believe that the warrants are derivative instruments under the accounting guidance in ASC 815 (formerly SFAS No. 133) as there is no underlying or notional amount and there is no net settlement under the terms of the warrants as defined in ASC 815.

The Company also considered the accounting guidance in ASC 815-40 (which includes the former guidance in EITF No. 07-5) and concluded that the warrants are freestanding financial instruments that are indexed to the

U.S. Securities and Exchange Commission
November 19, 2009

Company’s own stock because (1) there are no contingent exercise provisions and (2) the settlement amount is based on the fair value of a fixed number of the Company’s own shares and a fixed monetary amount determined using the fixed exercise price. Accordingly, the Company concluded that the warrants were within the scope of ASC 815-40 (as it relates to the former guidance in EITF No. 00-19). Based on the consideration of the guidance in ASC 815-40 (as it relates to the former guidance in EITF No. 00-19), the Company concluded that the warrants should be classified as equity as the warrants require physical settlement.

As the warrants are (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the Company’s balance sheet, the Company further concluded that the warrants were not derivative contracts under ASC 815 (which includes the former guidance in Paragraph 11a of SFAS No. 133).

Part II — Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

57.	For all sales that were made other than for cash, please disclose the specific type and amount of consideration received for your securities.

	Response:	The Company has revised the disclosure on page II-3 in response to the Staff’s comment.

58.	Please revise to describe the factual basis for relying on the exemption provided by Section 3(a)(9) for the sale of your capital stock.

	Response:	The Company has revised the disclosure on page II-3 in response to the Staff’s comment.

59.	Refer to paragraph (c). Please revise to briefly explain why you issued shares upon exercise of unvested options. Also, please revise to separately identify the sales conducted in reliance on Rule 701 and the sales conducted in reliance on Regulation D, and disclose the particular provision in Regulation D that you relied upon.

	Response:	The Company has revised the disclosure on page II-4 to delete the reference to Regulation D.

U.S. Securities and Exchange Commission
November 19, 2009

Item 16. Exhibits and Financial Statement Schedules, page II-4

60.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

	Response:	The Company acknowledges the Staff’s comment and appreciates that the Staff must review all exhibits before the Registration Statement is declared effective. The Company is supplementally providing the Staff a draft of the legality opinion. All remaining exhibits will be included in a subsequent amendment to the Registration Statement.

61.	We note that you have requested confidential treatment for portions of exhibit 10.8. We will respond to your request by separate letter. Please note that we will not be in a position to declare the registration statement effective until we have cleared any comments on your confidential treatment request.

	Response:	The Company acknowledges that any comments on the confidential treatment request filed on September 29, 2009 will follow under separate cover.
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In addition to the above response to the Staff’s comments, the Company confirms that it will, at the time it requests acceleration of effectiveness of the Registration Statement, acknowledge the various matters stated on page 12 of the Comment Letter.
Please do not hesitate to contact the undersigned (617-526-6626) or Jason L. Kropp (617-526-6421) with any questions regarding this response letter.
Very truly yours,
/s/ David A. Westenberg
David A. Westenberg